SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 9, 2006
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Report on Form 6-K contains a joined press release of Infineon Technologies AG and Qimonda AG dated August 9, 2006, announcing the final fixing of the public offering price and the issue size for the initial public offering of Qimonda AG.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: August 9, 2006	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

Final Fixing of Public Offering Price and Issue Size for Initial Public Offering of Qimonda AG
•	Public Offering Price of US$13.00 per ADS

•	Issue Size of US$546 million
Munich, Germany, August 9, 2006 — Infineon Technologies AG and Qimonda AG, together with the lead underwriters, fixed in New York today the initial public offering price and the issue size of Qimonda’s initial public offering (IPO). The initial public offering price is US$13.00 per American Depositary Share (“ADS”, each ADS represents one ordinary share). 42 million ADSs will be placed on the market representing an aggregate issue size of US$546 million.
In addition, Infineon is providing an over-allotment option of 6.3 million ADSs (15 percent of the ADSs offered) that can be placed in the offering.
The first trading day of Qimonda’s ADSs on the New York Stock Exchange will be Wednesday, August 9, 2006.
About Qimonda
Qimonda AG is a majority-owned subsidiary of Infineon, which was carved out from Infineon Technologies AG on May 1, 2006. Qimonda is a leading global producer of DRAM memory products. Qimonda is headquartered in Munich, Germany and has access to manufacturing sites on three continents. With a historical emphasis on PC and server products, the company is now focusing on products for graphics, mobile and consumer applications.

About Infineon
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for automotive, industrial and multimarket sectors, for applications in communication, as well as memory products. With a global presence, Infineon operates through its subsidiaries in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2005 (ending September), the company achieved sales of Euro 6.76 billion with about 36,400 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Media contact at Infineon:
Guenter Gaugler, Phone: +49 89 234 28481, E-mail: guenter.gaugler@infineon.com
Analyst and Investor contact at Infineon:
Ulrich Pelzer, Phone: +49 89 234 26153; E-mail: ulrich.pelzer@infineon.com
A copy of a written prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, may be obtained, subject to applicable law, from: (a) Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, N.Y. 10010-3629 (Tel: 1-800-221-1037), (b) Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, NY 11220 (Tel: 718-765-6732), and (c) J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 (Tel: 718-242-8002).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
This press release does not constitute an offer to acquire Qimonda shares. No public offer of Qimonda shares will be conducted in Germany. Accordingly, no securities prospectus with respect to Qimonda shares will be published. An offer of Qimonda shares would only be permissible under an exemption from the requirements to publish a prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz).
For the Business and Trade Press: QAG200608.017e

Public Relations Worldwide Headquarters U.S.A. Asia Investor Relations	Name Christoph Liedtke Matt Schmidt Regine Liu Andreas Schaller	Phone +49 89 234 21578 +1 650 691 1488 +886 2 2652 6900 +49 89 234 25852	E-mail christoph.liedtke@qimonda.com matt@fscomm.com regine.liu@qimonda.com andreas.schaller@qimonda.com

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